The Law Firm of

Christen Lambert

3201 Edwards Mill Rd, Ste 141-557— Raleigh, North Carolina 27612— Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

November 2, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	BlackStar Enterprise Group, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2017
Filed September 5, 2018
File No. 000-55730

Ms. Lubit:

Below are our responses to the comments made regarding BlackStar Enterprise Group, Inc.’s Annual Report on Form 10-K as amended in a letter dated October 17, 2018.

General

1.	Please ensure that, to the extent applicable, your next quarterly report reflects the revised disclosure included in your 10-K/A filed September 5, 2018.

ANSWER: The revised disclosures included in the most recent 10-K/A will be included in the upcoming quarterly report.

Risk Factors Related to Cryptoequity and Distributive Ledger Technology, page 30

2.	Please revise Item 1A of your next quarterly report to include a risk factor discussion of the BlackStar Digital Equities, including a statement that they do not currently exist and may never exist, that the warrants are not currently exercisable for them, and that a secondary trading market may never develop for them. Include similar disclosure about the BlackStar Digital Trading Platform. Disclose that it is not yet developed, that it may never be developed, and that investors may never be able to transfer the BlackStar Digital Equities on the platform.

ANSWER: The risk factor discussion mentioned above relating to BlackStar Digital Equities will be included in the upcoming quarterly report. The statements advised above will also be included.

We hope these revisions and responses satisfy your comments.

Sincerely,

/s/ Christen P. Lambert

Christen P. Lambert